Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$10,144,762	$153.10 per $1,000.00	$1,533.16
Fees Previously Paid	$-	$-	$-
Total Transactional Value	$10,144,762	$-	$1,533.16
Total Fees Due for Filing	$-	$-	$-
Total Fees Previously Paid	$-	$-	$-
Total Fee Offsets	$-	$-	$-
Net Fee Due	$-	$-	$1,533.16